THE O'NEAL LAW FIRMS, P.C.
                           17100 East Shea Boulevard
                                  Suite 400-D
                         Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (480) 816-9241 (Fax)


                               September 27, 2005

Susann Reilly
Securities and Exchange Commission
100 F Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Re:  Morgan Creek Energy Corp.
       Registration Statement on Form SB-2 (Second Amendment)
       File No.  333-123989
       Filed August 18, 2005

Dear Ms. Reilly:

We are writing in response to your comment letter dated September 26, 2005 in connection with the above-referenced filing. The numbered responses below correspond to your numbered comments based upon the clean copy provided to you.

1. "Operations" page of Company Website - The Company website has been modified to include the source that provides the basis to the cited information from the Oklahoma Geological Survey ("OGS"). The source documents have been filed supplementally that include an OGS database of over 3,800 CBM well completions to the current date and a report downloaded from the OGS entitled Coalbed
Methane: Economic Success in the Arkoma Basin, Oklahoma, Brian J. Cardott, Oklahoma Geological Survey, Energy Center, Room N-131, 100 East Boyd Street, Norman, OK 73019-0628.

In addition, the text in question on the website has been modified to exclude reference to the Company's leases. The original reference was intended to provide general context to introduce the Arkoma Basin area in the State of Oklahoma and its gas bearing coal bed methane well completions, of which management believes its leases were amongst - such inference has been deleted.
Management of the Company estimates that there are at least 50 CBM well completions in counties in close proximity to the Company's lease prospects according to references made to the OGS database.

The revised text on the website now reads:

"The geologic region where Morgan Creek is fixing its exploration initiatives is one of the most prolific coal-based gas producing areas in the entire United States. According to the Oklahoma Geological Survey, 865 (40%) of the 2,179 CBM completions in Oklahoma from 1988 to 2002 were located in the Arkoma Basin (1). An average of 153 horizontal CBM wells completed in Hartshorne coal have provided initial production that averages 0.418 MMCF per day.

Morgan Creek Energy is an early participant in the move toward greater diversity in natural gas production from a variety of alternative, unconventional sources."

2. Summary of Financial Data, page 6 - Balance sheet amounts have been revised in sections noted to conform with financial information as at December 31, 2004 and June 30, 2005.

3. Risk Factors, page 8, Sale of a substantial number of shares of our common stock into the public market ... page 8 - Exhibit 4.5 has been deleted from the registration statement, and such exhibit has been provided supplementally. (Note possible reference error with respect to this item as Risk Factors on page 8 do not reference Exhibit 4.5).

4. Our officers and directors may be subject to conflicts of interest, page 16 - Individuals relating to potential conflicts of interest have been identified along with companies with which they are associated where an active conflict may exist; such information is also provided in the section entitled, "Directors, Executive Officers, Promoters, and Control Persons".

5. Management's Discussion and Analysis, page 20 - A discussion as to the Company's rationale in determining to expend a material portion of their initial resources on items listed on pages 24 to 26 as opposed to leasehold development expenditures has been included in Management's Discussion and Analysis. Additionally, management provides that the funding of a communications program does not preclude the Company from incurring development expenditures on its leases as planned; proceeding with its current strategy better positions the Company to obtain follow on capital for its oil and gas developments.

6. Management's Discussion and Analysis, page 20 - Additional detail on the Company's direct mail program has been added to the Management's Discussion and Analysis section.

7. Management's Discussion and Analysis, Expand the disclosure on page 26 - As described in page 26 - There are no affiliations between any of the recipients of funds provided to either American News Publishing Inc. or International Market Trend, Inc. and the Company, or any officer, director, or shareholder or any affiliates therefrom. The relations as they exist are as follows:

Richard Elliot Square is an officer and director of a shareholder of the Company owning 30,000 shares of common stock, and an officer and director of American News Publishing Inc.

Brent Pierce is an officer and director of a shareholder of the Company owning 500,000 shares of common stock, and an officer and director of International Market Trend, Inc.

Dana Pierce is a shareholder of the Company owning 125,000 shares of common stock and is related to Brent Pierce who is an officer and director of a shareholder of the Company owning 500,000 shares of common stock, and an officer and director of International Market Trend, Inc.

8. Description of Business, page 29... Current Business Operations, page 29 - Statement cited has been removed from the first paragraph.

9. Description of Business, page 29... Current Business Operations, page - The type of interest the company acquired in the two properties has been added to the first paragraph.

10. Coal Bed Methane Gas, page 29 - Last paragraph cited has been removed from the first paragraph.

11. Summary of Terms and Leases, page 36 - We can find no reference to any incorrect date in the document.

12. Directors, Executive Officers, Promoters, and Control Persons, page 36 - Disclosure that is promotional in nature with respect to officers and directors has been removed.

Please do not hesitate to contact us if you have any further questions.

Very truly yours,



/s/William D. O'Neal
------------------------
William D. O'Neal